UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT reaches agreement to sell its mailroom & data capture activities in the Netherlands,

9 October 2006

TNT Post accelerates expansion in Germany, aim to cover 100% of German households in the course of 2007,

10 October 2006

ABB chooses TNT Freight Management,

10 October 2006

9 October 2006

TNT reaches agreement to sell its mailroom & data capture activities in the Netherlands

TNT N.V. today announced that agreement has been reached to sell the business line Document Management (part of Cendris) in the Netherlands, to Spanish-based Service Point Solutions, S.A. (SPS) for an amount of € 27 million. SPS is a listed company specialising in reprographic solutions, document management and facility management. The company is headquartered in Barcelona.

The activities of the business line Document Management of Cendris consist of mailroom management, reprographics and scanning & capture services. The business activity includes is the on-site management of 150 large mailrooms and 48 reprographic centers for its customers. Document Management employs in total over 900 people and has annual revenues of around € 70 million.

As result of its strategic review, TNT has come to the conclusion that the business line Document Management is not core to TNT's focus strategy and no longer adds value to the other services of Cendris. As a result, Cendris will sharpen its focus on its other business lines.

Positive advice of the Cendris works council in connection with the sale has been obtained. Completion of the transaction is expected in the fourth quarter of 2006.

Cendris

Cendris is part of TNT Post. After the sale of the business line Document Management, Cendris will remain to offer a complete portfolio of direct marketing services, print & fulfilment and call centre services to its customers. Cendris is the market leader for these services in The Netherlands.

Service Point Solutions

Service Point Solutions (www.servicepoint.net) provides digital reprographics and document management services though its own network and facility management at its customer premises. It employs more than 1,300 people in 4 countries and has a total of 73 service centres in its international network, more than 640 Facility Management centres and OSS programs (on-site services). SPS is headquartered in Spain and is quoted on the Spanish stock market.

10 October 2006

TNT Post accelerates expansion in Germany

Aim to cover 100% of German households in the course of 2007

Today TNT Post announced it has been granted approval by the German Cartel authorities to take over Germany's market leader in mail consolidation, PostCon Deutschland AG. TNT Post also announced it has expanded its own delivery network with another three businesses in the German federal states of Berlin-Brandenburg, North Rhine-Westphalia, and Lower Saxony. This reinforces TNT Post's position as the number one challenger in the German market for delivering addressed mail.

In 2006 TNT Post expects its revenues to increase to EUR 200 million. "TNT Post aims to increase its share of the German addressed mail market to about 10% within the next five years," says TNT Post Germany Managing Director Mario Frusch, "making us the biggest competitor for Deutsche Post AG." The company also announced to have taken majority stakes in two regional postal services providers: Turbo P.O.S.T. (based in Neuruppin, near Berlin), Trias (Osnabrück), and the takeover of Rheinland Brief (Viersen, near Mönchengladbach). According to Frusch more acquisitions and/or joint ventures with strong regional partners are expected to be announced the coming months. The expansions increase TNT Post's coverage of Germany to more than 90%, bringing it closer to its aim of serving 100% of German households in the course of next year.

PostCon, which is based in Berlin, pre-sorts 1.3 million items of addressed mail each day according to postcode regions for delivery nationwide. PostCon's client base currently comprises about one thousand German companies, including half the blue-chip companies listed in the DAX index and other major customers such as Tchibo, Philips, Bosch, and the Merck pharmaceuticals group. PostCon operates thirteen highly efficient sorting centres throughout Germany and has 300 employees. TNT Post has two modern sorting centres in Essen and Frankfurt. According to Frusch, "Taking over PostCon means that - after Deutsche Post AG - we now have by far the densest and most up-to-date network of sorting centres in the country, giving us the basis we need for rapid growth once the postal monopoly has been abolished. We now have an infrastructure that will allow us to double the number of items we process."

Turbo P.O.S.T. currently serves about a 1,000 commercial customers in the Berlin/Brandenburg area, employing 250 people. Trias has some 200 employees and covers the whole of the Osnabrück area. By acquiring Rheinland Brief, TNT Post has rounded off its already dense network in North Rhine-Westphalia, and it now covers almost all of the Lower Rhine area. With 80 employees, Rheinland Brief covers large parts of the Viersen district up to the Dutch border.

In Germany, TNT Post focuses on delivering direct advertising to households and on regional and national delivery of mail. TNT Post is the number one challenger to Deutsche Post AG in the market for direct advertising. TNT Post is also the number two as regards mail deliveries and is currently engaged in enormously extending its mail delivery network throughout the country.

10 October 2006

ABB chooses TNT Freight Management

Today TNT announced that ABB has chosen TNT Freight Management as its preferred provider for a number of air and sea freight destinations to and from Sweden, in keen competition with other major players in the market.

"The decision to choose TNT was based on a combination of excellent system support, a very good reputation in the industry and a fair price. TNT now also meets our basic demand specification for international operators", says Andreas Wramsmyr, Contract Manager at ABB.

"TNT's internet-based price and booking system Freight Planner is a major strength, although TNT also has good systems and routines and a good reputation among large corporations. They have demonstrated their expertise, they are flexible and they keep their customer firmly in focus", Andreas Wramsmyr continues.

The contract runs over a year and has just started.The first step involves air and sea freight from Sweden to the whole world, and vice versa. "We will now focus on the fastest and smoothest implementation possible of all the processes related to this Swedish agreement. Both TNT and ABB agree that the vision is to expand co-operation globally with cross trading and so on," says Kenneth Dahlgren, Global Account Manager at TNT Freight Management.

TNT Freight Management provides air -, sea freight and logistics services within an international network and employs approximately 2300 people in 28 countries. TNT Freight Management has the competence to supply and combine freight services, information management and added value into integrated solutions. More information on TNT Freight Management can be found on www.tntfreight.com

TNT Freight Management is part of the TNT group.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 10 October 2006